CNH Wholesale Receivables LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527

November 6, 2007

Ms. RolainAe Bancroft

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Registrant Request for Acceleration,
CNH Wholesale Receivables LLC
Amendment No. 4 to Registration Statement on Form S-3 (No. 333-133489)

Ms. Bancroft:

CNH Wholesale Receivables LLC hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above-referenced Registration Statement (the “Registration Statement”) effective by 3:00 pm. on Thursday, November 8, 2007.

In connection with our request for acceleration, we hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CNH Wholesale Receivables LLC

By:	/s/ Camillo Rossotto
Name:	Camillo Rossotto
Title:	VP - Finance